

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 28, 2017

Via E-mail
Faraj Aalaei
President and Chief Executive Officer
Aquantia Corp.
105 E. Tasman Drive
San Jose, California 95134

> **Re:** **Aquantia Corp.**
> **Amendment No. 8 to**
> **Draft Registration Statement on Form S-1**
> **Submitted September 11, 2017**
> **CIK No. 0001316016**

Dear Mr. Aalaei:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Inside Cover Page

1. Update response 1 in your letter to us dated May 3, 2016 to provide us support for the reference in your graphics to clear and established market leadership in each of the markets mentioned. Also, ensure that the prominence that you give to autonomous vehicles in the graphics is not disproportionate to that market's contribution to your business.

<u>Revenue, page 60</u>

2.   We note that you attribute lower prices to product mix. On page 63 you attribute higher prices to product mix. Clarify how mix changed during the periods. Also describe the material causes of the changes in "product mix" and "fluctuating consumer demand."

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Babak Yaghmaie